SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 22nd July 2009
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: July 22nd 2009	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

Press Release

Issued: Wednesday, 22nd July 2009, London, U.K.

Results announcement and interim management report for the second quarter and half year 2009

GSK delivers Q2 EPS of 31p before major restructuring* and dividend of 14p up 8%

- Improving performance to continue in second half of 2009

- Good progress made to deliver strategic priorities
Results before major restructuring*

	Q2 2009			H1 2009
	£m	CER%	£%	£m	CER%	£%
Turnover	6,747	(2)	15	13,516	(3)	17
Earnings per share	31.0p	(4)	14	57.3p	(16)	8
Total results

	Q2 2009			H1 2009
	£m	CER%	£%	£m	CER%	£%
Turnover	6,747	(2)	15	13,516	(3)	17
Restructuring charges	186			450
Earnings per share	28.3p	(4)	15	50.6p	(21)	3

The full results are presented under ‘Income Statement’ on pages 10 and 17.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 9.
Summary
•	EPS before major restructuring 31p down 4% CER, up 14% in sterling terms; improving performance to continue in H2 2009

•	Group turnover £6.7 billion (-2%) due to generic competition to US pharmaceuticals

•	Strong sales growth in Consumer to £1.2 billion (+9%), Vaccines to £0.8 billion (+14%)

•	Emerging Markets £0.7 billion (+14%); 4 ‘bolt on’ transactions announced in Q2

•	New products contributed £377 million to Q2 sales (Q1: £265 million)

•	H1N1 vaccine contracts for 195 million doses received; Relenza capacity expected to triple to 190 million doses per year by end 2009

•	Menhibrix — new meningitis vaccine for infants aged 2 months — to be filed in US in H2

•	Horizon programme to enter phase III development for COPD in October

Press Release
GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s review
Today’s results indicate a marked improvement on the first quarter and I expect this to continue in the second half of 2009 as the year-on-year comparative effect of US generic competition reduces and we see further sales contributions from new products and our influenza portfolio.
I am also pleased with the progress we have made to change GSK since I set out our new strategic priorities last year.
In the second quarter, Group turnover was down 2%, impacted by the performance of our US pharmaceuticals business, where sales declined 15% to £2.3 billion.
In contrast, revenues across all other areas of GSK’s business grew. We saw particularly strong performances in key investment areas such as Emerging Markets, up 14% to £0.7 billion and Consumer Healthcare with sales up 9% to £1.2 billion.
I would also like to emphasise the progress of our new products. Altogether, these contributed £377 million to sales in the second quarter, compared to £265 million in the first quarter of 2009. Sales of new vaccines, Rotarix and Cervarix, were significant contributors to this growth.
The outlook for our US business is improving; however, we are in the midst of a key period of transition for this business. We are working through a phase of extensive generic competition and building new capabilities to compete effectively in what is a rapidly changing environment for the pharmaceutical industry.
The scale of change we are undertaking in the USA is significant and I am confident that we are on the right path to maximise the opportunities of our new product portfolio and deliver long-term future growth. GSK currently has 6 products filed with the FDA and 12 new products have been launched in the USA since 2007.
Grow a diversified global business

Increasing diversification of GSK’s business is core to our strategy and I am pleased to see evidence of our move towards a more balanced business. 31% of sales generated in the second quarter could be categorised as ‘white pill/western market.’ This compares to 38% in the second quarter of last year. This quarter also saw 17 products generate sales of more than £100 million, compared to 14 this time last year.
These trends reflect the impact of the investments we are making to broaden GSK’s portfolio and geographic sales contribution.
Over the last twelve months, we have entered into 8 transactions to accelerate sales growth in Emerging Markets. Four of these transactions were announced this quarter: an extension of our partnership with Aspen, a new alliance with Dr Reddy’s, further product acquisitions from BMS and a commitment to establish a joint venture in China with Neptunus to develop influenza vaccines.
Progress of our emerging markets strategy is demonstrated by the increasing sales contribution of this region. Aggregate sales this quarter represented 13% of pharmaceutical revenue, 1.5 percentage points higher than the second quarter last year.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
I continue to see Japan as another key growth market for GSK. New products have contributed more than £100 million in revenue so far this year, and sales of Adoair alone are tracking at a level of more than £150 million for full year 2009.
Over the next 2 years, we expect to launch many more products in Japan including new molecular entities, such as Avolve/Avodart, Cervarix, Volibiris and Revolade. We also have opportunities to supplement currently marketed products with new indications, for example Lamictal to treat bipolar disorder.
During the quarter, we saw the emergence of pandemic (H1N1) 2009 influenza as a global pandemic threat.
GSK has made substantial investments of more than $2 billion to develop and manufacture vaccines and treatments for influenza. Since the outbreak of the virus, we have committed additional investment to increase production levels of Relenza and effectively develop a new adjuvanted H1N1 vaccine.
By the end of 2009, we now expect to have an annual production capacity of Relenza of 190 million treatment courses. This will represent more than a threefold increase to our previously announced maximum capacity of 60 million courses. We will be achieving this by increasing production levels of Relenza Diskhaler and building new capacity for manufacture of Relenza Rotacaps.
Last month, we started production of an H1N1 adjuvanted vaccine and we are on track to meet the orders placed by many governments and the WHO for the vaccine and our novel adjuvant. To date we have contracts in place to supply 195 million doses of the vaccine. We also have a variety of agreements in place with the US Government to supply pandemic products worth $250 million. Discussions with over 50 governments are ongoing, with many at advanced stages, and I therefore expect further significant orders. Shipments are expected in the second half of 2009 and early 2010.
We have also announced donations to the WHO for supplies of the vaccine and Relenza for use in developing countries; and we are reserving production capacity to support these nations.
In these last 3 months, governments have rapidly strengthened their pandemic stockpile and prevention strategies, and whilst we are currently seeing a heightened period of demand, it is likely that we will see a sustained level of orders for pandemic products over the next few years.
The energy we have created to drive forward our Consumer Healthcare business is now very evident with Q2 growth of 9% versus estimated global market growth of 1%. Sales grew at double-digit rates in European and Rest of World markets and I was especially pleased to see growth in the USA sustained from the first quarter. Over the last 12 months, we have significantly restructured the US part of the consumer business and re-focused our investment.
Importantly, we are continuing to gain market share, even in static markets. Consumption of our oral healthcare products, for example, grew by 3% in the USA and 4% in the UK compared to category growth of 0% and 1% respectively.
These gains in sales and market share are strong validation of our brand innovation capability and our strategy to maintain levels of A&P investment. Brand innovations launched in the last 3 years contributed sales of more than £100 million this quarter.
One of the key drivers of growth for our Consumer business in the quarter was the European launch of alli, our new anti-obesity treatment; alli reached consumers in 24 markets in just 8 weeks and was the single biggest driver of European OTC category growth in the quarter. The product is well on its way to becoming a major global OTC brand and we will start to launch it in markets outside the USA and Europe in the third quarter.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Deliver more products of value
During the quarter, I have visited many of our new Discovery Performance Units and I am delighted with the speed and energy that is evident in these labs. We also continue to externalise our R&D efforts and, in the quarter, signed two new development agreements with Concert Pharmaceuticals and Chroma Therapeutics.
We are now focusing on improving productivity and return on investment within our Development organisation, and I have personally joined one of the teams involved in this project.
We continue to maintain around 30 products in the late-stage pipeline and over the last 12 months, have seen good progress of assets moving through development, with initiation of 7 new phase III programmes. Over this same period, we terminated investment in 5 assets, as they were unable to demonstrate either sufficient risk:benefit or differentiation.
These numbers point to a stability in GSK’s R&D productivity, but also highlight that product development remains challenging and that disciplined allocation of capital in R&D is paramount.
Today, we have announced two key developments in the late-stage pipeline. We now intend to file Menhibrix in the USA during the second half of 2009. This is a new vaccine to prevent meningitis in infants aged two months and above. As potentially the first vaccine for use with this age group, it will meet a currently unmet medical need.
We have also announced that phase III trials of our Horizon respiratory development programme will start in COPD in October.
Two other significant events are worth noting. Phase III results were announced earlier this week for Benlysta, which has the potential to become the first new treatment for systemic lupus in more than 50 years. In addition, phase III trials started this quarter for Mosquirix, our vaccine to prevent malaria, a disease which continues to be one of the global community’s greatest public health challenges.
We presented meaningful clinical data for several key oncology assets this quarter: Cervarix, Avodart and pazopanib. All these data are supportive of effective product differentiation and their potential value to patients and payers.
Simplify GSK’s operating model

We are making good progress to deliver cost reduction through our restructuring programme. Cumulative annualised cost savings amount to £900 million and we are very much on track to deliver our target of £1.7 billion annual pre-tax cost savings by 2011.
So far, we have made changes to our commercial model in traditional and emerging markets, we have restructured our drug discovery operations and we continue to streamline our Global Manufacturing and Supply organisation, including divestments and site closures. As part of our restructuring programme, we have also started to reduce costs in our support functions to realise a target cost reduction of 20% in these areas by 2011.
Our programme to reduce working capital is also progressing well and has now delivered underlying cash flow benefits of over £1 billion to improve our cost base.
Delivering cost reduction though is not enough. We must also do more to simplify our operations. Of all the areas where we have made progress in the last 12 months, this is one in which I want to see an acceleration of activity. We have instigated a further series of programmes to do this, including a move towards a single Enterprise Resource Planning (ERP) platform.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Outlook
We have made substantive progress on many levels to deliver our strategic priorities to positively affect both short and long-term performance.
This includes strengthening our Emerging Markets business and maximising the value of our core portfolio; targeted non-core product divestments; re-energising our Consumer Healthcare business; developing more balanced and disciplined means to allocate R&D capital and significantly accelerating our costs savings programme.
However, these are only the first steps that GSK must take to catalyse the opportunity I set out a year ago of creating a more balanced business which delivers sustainable growth. I am confident that we can achieve this goal and capitalise on our improving outlook for 2009.
Andrew Witty
Chief Executive Officer
A video interview with Andrew Witty discussing today’s results and GSK’s strategic progress is available on www.gsk.com or www.cantos.com
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Trading update
Turnover and key product movements impacting performance — Q2 2009
Total group turnover fell 2% to £6.7 billion, with a decline in total pharmaceutical turnover of 4% to £5.6 billion partially offset by strong growth from the Consumer Healthcare division, up 9% to £1.2 billion.
Within pharmaceuticals, US turnover declined 15% to £2.3 billion as this business continues to be impacted by generic competition to several mature brands. Outside the USA, European sales grew 1% to £1.7 billion, sales in Emerging Markets grew 14% to £720 million and sales in Asia-Pacific/Japan rose 6% to £609 million.
Seretide/Advair sales grew 9% in the quarter to £1.2 billion, with US sales up 7% to £648 million and European sales up 3% to £401 million. Total Advair growth was boosted by the particularly strong performance of the product in Emerging Markets (up 17% to £73 million) and in Japan (sales more than doubled to £47 million) where Adoair is now approved for both asthma and COPD and GSK recently entered a co-promotion agreement with Tanabe. Other strong respiratory product performances included Veramyst, sales of which more than doubled to £47 million, and Ventolin which grew 23% to £112 million driven by a strong US performance where the product is benefiting from successful retail contracting initiatives.
Vaccines sales grew 14% to £756 million with growth in all regions: USA (up 22% to £196 million), Europe (up 7% to £320 million) and Rest of World (up 20% to £240 million). The overall vaccine performance included strong contributions from both Cervarix, which more than doubled to £73 million, and Rotarix, which grew 69% to £71 million in the quarter. These contributions were offset to some extent by the continued pressure on the Infanrix/Pediarix franchise (down 20% to £154 million) from increased competition in the DTPa segment.
Relenza sales were £60 million in the quarter (Q2 2008: £3 million) reflecting continued orders from governments across the world for pandemic stock-piling. Other strong pharmaceutical sales performances in the quarter included Valtrex (up 9% to £379 million), Avodart (up 21% to £134 million) and Lovaza (up 22% to £104 million).
Total sales of HIV products were down 10% to £382 million due to the declining use of older combinations such as Combivir (down 17% to £102 million) and Trizivir (down 18% to £48 million). GSK’s newer medicine Epzicom/Kivexa grew 6% to £129 million.
Product sales significantly impacted by generic competition in the USA included: Lamictal (down 73% to £103 million), Imigran/Imitrex (down 65% to £68 million) and Flonase (down 46% to £39 million).
Sales of Wellbutrin were £30 million, down 72%, reflecting the sale in May 2009 of commercial rights to Wellbutrin XL in the USA to Biovail International Laboratories for $510 million (£340 million).
Total Consumer Healthcare sales grew 9% to £1.2 billion with growth across all regions: Europe up 10% to £505 million, Rest of World up 11% to £406 million and USA up 3% to £254 million.
Sales of oral healthcare products were up 7% to £366 million with continued strong growth of Sensodyne (up 14% to £113 million). Aquafresh franchise sales were down 1% to £121 million. Sales of the newly acquired dry mouth product, Biotene, were £6 million. Nutritional sales were £226 million, up 2%, as strong growth from Horlicks (up 17% to £61 million) helped offset a sales decline in Lucozade (down 4% to £106 million) which continued to be impacted by lower sales in the ‘impulse segment’ of the market. OTC product sales grew 13% to £573 million. The launch of anti-obesity treatment alli throughout Europe started during the quarter helping to more than double the product’s global sales to £82 million. Other strong OTC performances included smoking cessation products (up 12% to £88 million) and the Panadol franchise (up 8% to £94 million), helped by the acquisition of Alvedon.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Operating profit and earnings per share commentary — Q2 2009
Results before major restructuring
Operating profit before major restructuring for Q2 2009 was £2,381 million, a 6% decline in CER terms.
Cost of sales was 24.0% of turnover, slightly below Q1 2009 but higher than prior year (Q2 2008: 23.4%), principally reflecting the impact of generic competition to higher margin products in the USA.
SG&A costs as a percentage of turnover increased to 33.0% in the quarter. This reflected investment in growth markets, increased legal costs and significant exchange losses on inter-company transactions, partially offset by the benefits of the restructuring programme. Excluding legal costs of £85 million and exchange losses of £95 million, SG&A costs were 30.3% of turnover (Q2 2008: 30.0%). The company now expects SG&A costs, excluding legal charges to be around 29% of turnover in 2009 (2008: 27.7%).
R&D expenditure was 13.7% of turnover in the quarter, in line with Q2 2008.
In the quarter, gains from asset disposals were £346 million (Q2 2008: £167 million), costs for legal matters were £85 million (Q2 2008: £3 million income) and fair value movements on financial instruments were nil (Q2 2008: £34 million charge).
Other operating income in the quarter was £405 million including asset disposals of £346 million, primarily reflecting the disposal of Wellbutrin XL, and royalty income of £59 million (Q2 2008: £68 million), partially offset by some equity investment impairments.
EPS before major restructuring of 31.0p decreased 4% in CER terms (a 14% increase in sterling terms) compared with Q2 2008. The favourable currency impact of 18 percentage points reflected the weakness of Sterling against most major currencies, compared with last year.
The current restructuring programme has achieved annualised cost savings of £900 million and remains on track to deliver cumulative annual savings of £1.7 billion by the end of 2011.
Total results after restructuring
Operating profit after restructuring for Q2 2009 was £2,195 million, a 5% decline in CER terms. This included £186 million of restructuring charges related to the current restructuring programme (Q2 2008: £187 million); £71 million was charged to cost of sales (Q2 2008: £138 million), £65 million to SG&A (Q2 2008: £31 million) and £50 million to R&D (Q2 2008: £18 million). EPS after restructuring of 28.3p decreased 4% in CER terms (a 15% increase in sterling terms) compared with Q2 2008.
Cash flow and net debt
Net cash inflow from operating activities for H1 2009 was £3,499 million, up 10% in sterling terms. This was used to fund net interest of £326 million, capital expenditure on property, plant and equipment and intangible assets of £850 million, acquisitions of £673 million and the dividend paid to shareholders of £1,586 million.
Net debt decreased by £1.6 billion (£1.3 billion due to exchange movements) during the period to £8.6 billion at 30th June 2009, comprising gross debt of £14.2 billion and cash and liquid investments of £5.6 billion.
At 30th June 2009, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1.2 billion with no further borrowings repayable in the subsequent year.
On 6th July 2009, GSK issued a €1.6 billion bond under its Euro Medium Term Note programme. The bond matures on 6th July 2015 and has a coupon of 3.875%.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Dividends
The Board has declared a second interim dividend of 14 pence per share (Q2 2008: 13 pence), making 28 pence for the half year. The equivalent interim dividend receivable by ADR holders is 46.0936 cents per ADS based on an exchange rate of £1/$1.6462. The ex-dividend date will be 29th July 2009, with a record date of 31st July 2009 and a payment date of 8th October 2009.
Currency impact
The Q2 results are based on average exchange rates, principally £1/$1.56, £1/€1.13 and £1/Yen 150. The H1 exchange rates are given on page 31. The period end exchange rates were £1/$1.65, £1/€1.17 and £1/Yen 159. If exchange rates were to hold at these period end levels for the rest of 2009, the estimated positive impact on full year 2009 sterling EPS growth before major restructuring would be approximately 15 percentage points.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Alexandra Harrison	(020) 8047 5502
		David Outhwaite	(020) 8047 5502
		Stephen Rea	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Lisa Behrens	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jen Hill Baxter	(215) 751 7002

Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisition of Reliant Pharmaceuticals in December 2007. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2008.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom
Registered in England and Wales. Registered number: 3888792
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Income statement
Three months ended 30th June 2009

	Results				Results
	before major		Major		before major	Major
	restructuring		restructuring	Total	restructuring	restructuring	Total
	Q2 2009		Q2 2009	Q2 2009	Q2 2008	Q2 2008	Q2 2008
	£m	CER%	£m	£m	£m	£m	£m
TURNOVER	6,747	(2)		6,747	5,874		5,874

Cost of sales	(1,621)	6	(71)	(1,692)	(1,375)	(138)	(1,513)

Gross profit	5,126	(4)	(71)	5,055	4,499	(138)	4,361

Selling, general and administration	(2,227)	3	(65)	(2,292)	(1,765)	(31)	(1,796)
Research and development	(923)	—	(50)	(973)	(802)	(18)	(820)
Other operating income	405			405	194		194

OPERATING PROFIT	2,381	(6)	(186)	2,195	2,126	(187)	1,939

Finance income	18			18	96		96
Finance costs	(166)		(2)	(168)	(214)		(214)
Share of after tax profits of associates and joint ventures	17			17	15		15

PROFIT BEFORE TAXATION	2,250	(6)	(188)	2,062	2,023	(187)	1,836

Taxation	(652)		51	(601)	(577)	48	(529)
Tax rate %	29.0%			29.1%	28.5%		28.8%

PROFIT AFTER TAXATION FOR THE PERIOD	1,598	(7)	(137)	1,461	1,446	(139)	1,307

Profit attributable to minority interests	26			26	21		21
Profit attributable to shareholders	1,572		(137)	1,435	1,425	(139)	1,286

	1,598		(137)	1,461	1,446	(139)	1,307

EARNINGS PER SHARE	31.0p	(4)		28.3p	27.2p		24.6p

Diluted earnings per share	30.8p			28.1p	27.0p		24.4p

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Pharmaceuticals turnover
Three months ended 30th June 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,734	6	825	5	550	2	359	16
Avamys/Veramyst	47	>100	18	7	16	>100	13	>100
Flixonase/Flonase	39	(46)	8	(82)	12	(25)	19	6
Flixotide/Flovent	189	1	97	12	43	(5)	49	(11)
Seretide/Advair	1,245	9	648	7	401	3	196	27
Serevent	59	(21)	18	(13)	29	(18)	12	(38)
Ventolin	112	23	32	>100	36	3	44	(3)
Zyrtec	17	63	—	—	—	—	17	63

Anti-virals	952	5	496	10	236	(2)	220	5
HIV	382	(10)	164	(8)	156	(14)	62	(5)
Agenerase, Lexiva	43	(8)	23	6	16	(13)	4	(50)
Combivir	102	(17)	44	(15)	37	(25)	21	(5)
Epivir	31	(24)	11	(18)	12	(33)	8	(13)
Epzicom/Kivexa	129	6	50	—	59	—	20	55
Trizivir	48	(18)	25	(13)	20	(25)	3	—
Ziagen	25	(19)	11	(18)	9	(20)	5	(20)

Valtrex	379	9	291	16	39	(3)	49	(15)

Relenza	60	>100	19	>100	25	>100	16	—
Zeffix	55	(4)	5	(25)	8	17	42	(5)

Central nervous system	449	(53)	142	(79)	144	(8)	163	4
Imigran/Imitrex	68	(65)	33	(79)	23	(13)	12	—
Lamictal	103	(73)	45	(86)	38	(8)	20	(6)
Requip	51	(22)	6	(78)	35	3	10	—
Requip XL	30	>100	8	—	22	>100	—	—
Seroxat/Paxil	138	(13)	13	(31)	27	(19)	98	(8)
Treximet	12	25	12	25	—	—	—	—
Wellbutrin, Wellbutrin XL	30	(72)	20	(81)	7	100	3	(20)

Cardiovascular and urogenital	580	10	360	12	145	2	75	19
Arixtra	61	39	33	63	23	24	5	—
Avodart	134	21	83	16	37	21	14	44
Coreg, Coreg CR	51	(9)	50	(7)	—	—	1	(100)
Fraxiparine	58	(9)	—	—	43	(15)	15	17
Levitra	18	8	17	—	1	—	—	—
Lovaza	104	22	104	24	—	—	—	—
Vesicare	26	31	26	31	—	—	—	—
Volibris	4	—	—	—	4	—	—	—

Metabolic	303	(12)	149	(17)	71	(11)	83	(4)
Avandia products	198	(14)	107	(19)	46	(18)	45	2
Avandia	121	(19)	71	(22)	18	(20)	32	(12)
Avandamet	67	(7)	29	(8)	26	(18)	12	38
Bonviva/Boniva	66	(2)	41	(11)	23	6	2	100

Anti-bacterials	381	3	46	(8)	146	(4)	189	12
Augmentin	146	2	11	13	61	—	74	3

Oncology and emesis	166	19	88	19	50	12	28	32
Hycamtin	43	3	24	5	15	17	4	(50)
Promacta	3	—	3	—	—	—	—	—
Tyverb/Tykerb	41	64	17	18	18	88	6	>100
Zofran	30	(16)	4	(25)	14	(25)	12	—

Vaccines	756	14	196	22	320	7	240	20
Boostrix	39	78	21	78	10	14	8	>100
Cervarix	73	>100	—	—	63	>100	10	100
Fluarix, FluLaval	14	>100	3	—	—	—	11	83
Flu Pre-Pandemic	30	(26)	25	—	5	(86)	—	—
Hepatitis	195	(2)	87	2	72	(8)	36	7
Infanrix, Pediarix	154	(20)	38	(43)	91	(13)	25	(4)
Rotarix	71	69	22	—	12	20	37	20
Synflorix	12	—	—	—	10	—	2	—
Other	261	(1)	2	>100	84	—	175	(4)

	5,582	(4)	2,304	(15)	1,746	1	1,532	10

Pharmaceutical turnover includes co-promotion income.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Consumer Healthcare turnover
Three months ended 30th June 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	573	13	183	1	185	31	205	8
Alli	82	>100	25	12	56	—	1	—
Breathe Right	20	(6)	10	(20)	5	—	5	33
Cold sore franchise	20	(11)	9	(22)	8	—	3	—
Nicotene replacement therapy	88	12	68	13	15	8	5	20
Panadol	94	8	—	—	20	11	74	7
Tums	25	(5)	22	(5)	—	—	3	—

Oral healthcare	366	7	71	10	190	4	105	13
Aquafresh franchise	121	(1)	21	(6)	71	(2)	29	(4)
Biotene	6	—	5	—	1	—	—	—
Denture care	84	9	20	—	32	7	32	17
Sensodyne franchise	113	14	23	20	50	7	40	21

Nutritional healthcare	226	2	—	—	130	(5)	96	14
Horlicks	61	17	—	—	4	(20)	57	21
Lucozade	106	(4)	—	—	92	(5)	14	8
Ribena	44	(2)	—	—	33	(6)	11	11

	1,165	9	254	3	505	10	406	11

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed as approved or terminated in the last quarterly update and are no longer included in the table: rosiglitazone XR, Synflorix

Biopharmaceuticals		USA	EU	News update in the quarter
Mepolizumab	HES	Ph III	Filed	US filing strategy under review.
Arzerra (ofatumumab)	CLL	Filed Jan 2009	Filed Feb 2009	Positive FDA ODAC review 29th May 2009. PDUFA date moved to 31st October 2009 for FDA to review additional chemistry and manufacturing data submitted 5th June 2009.

	NHL	Ph III	Ph III
	RA	Ph III	Ph III
Benlysta (belimumab)	Systemic lupus	Ph III	Ph III	Positive Phase III results announced 20th July.
Otelixizumab	Type 1 diabetes	Ph III	Ph III
Syncria	Type 2 diabetes	Ph III	Ph III	Phase IIB data presented at ADA.

Cardiovascular
& Metabolic		USA	EU	News update in the quarter
Arixtra	Acute coronary syndromes	Filed	Approved
Avandamet XR	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Avandia + statin	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Tyrisa (darapladib)	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter
Lamictal XR/ODT	Epilepsy	Approved May 2009	n/a	ODT approved 8th May 2009. XR approved 29th May 2009. XR filing for Primary Generalised Tonic Clonic accepted by FDA 8th June 2009.
Lunivia	Sleep disorders	n/a	Filed	EU commercialisation agreement with Sepracor jointly terminated 30th April 2009.
Solzira	RLS	Filed Jan 2009	Ph III	RLS PDUFA date 9th November 2009. Phase II PDN data available 27th April 2009. Solzira did not differentiate from active or placebo in this study.
Almorexant	Primary insomnia	Ph III	Ph III
Retigabine	Epilepsy	Ph III	Ph III
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Chronic ITP	Approved	Filed
	Hepatitis C / CLD	Ph III	Ph III
Avodart	Prostate cancer prevention	Ph III	Ph III	REDUCE data presented at AUA 27th April 2009.
Duodart (fixed dose
	combination with	Filed
	tamsulosin)	Mar 2009	Filed
Rezonic/Zunrisa	CINV/PONV	Filed	Filed	Complete Response letter received on 23rd June 2009. US filing strategy under review.
Pazopanib	Renal cell cancer	Filed	Filed Mar 2009	Phase III data presented at ASCO 1st June 2009.
	Sarcoma	Ph III	Ph III
	Ovarian	Ph III	Ph III	Phase III started June 2009.
Tykerb	First-line metastatic	Filed Mar 2009	Filed Mar 2009
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
Elesclomol	Metastatic melanoma	Ph III	Ph III	Collaboration with Synta terminated 12th June 2009.
pazopanib + Tykerb	Inflammatory breast cancer	Ph III	Ph III
Respiratory & Immuno-inflammation
HORIZON	COPD	Ph II/III	Ph II/III	Phase III studies to start in October.
(‘444 & ‘698)

Vaccines		USA	EU	News update in the quarter
Cervarix	HPV prophylaxis	Filed	Approved	HPV008 and HPV010 study data presented at IPVC 8th May 2009 and 008 published in The Lancet 6th July 2009. Prequalification granted by WHO 8th July 2009.
Prepandrix	H5N1 pandemic influenza
	prophylaxis	Ph III	Approved
H1N1 flu	H1N1 pandemic influenza
	prophylaxis	Ph II/III	Ph II/III
MAGE-A3	NSCLC	Ph III	Ph III
	Melanoma	Ph III	Ph III
Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Ph III	n/a	Positive pivotal Phase III results. Filing expected H2 2009.
MenACWY	MenACWY prophylaxis	Ph III	Ph III
New generation flu	Influenza prophylaxis	Ph III	Ph III
Simplirix	Genital herpes prophylaxis	Ph III	Ph III
Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study started in Africa 29th May 2009.
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Turnover and key product movements impacting performance — H1 2009
Total group turnover fell 3% to £13.5 billion, with a 5% decline in total pharmaceutical turnover to £11.2 billion partially offset by growth from Consumer Healthcare, up 7% to £2.3 billion.
US pharmaceutical turnover fell 19% to £4.6 billion as a result of continued generic competition to several mature brands. European pharmaceutical sales grew 4% to £3.6 billion, largely driven by strong Relenza and vaccines sales, partly offset by competition to older products, particularly for HIV. Sales in Emerging Markets grew 16% to £1.4 billion and sales in Asia-Pacific/Japan rose 9% to £1.3 billion.
Seretide/Advair sales grew 4% in the first half of the year to £2.5 billion. US sales rose 1% to £1.3 billion and European sales rose 2% to £795 million. Sales of Seretide/Advair were strong in both Emerging Markets (up 22% to £138 million) and Japan where sales more than doubled to £83 million following launch of the indication for COPD earlier in the year.
Vaccine sales grew 16% to £1.4 billion. In the USA (up 2% to £315 million), strong performances from new products Rotarix and Boostrix (combined US sales of £69 million) were partly offset by the impact of increased competition in the DTPa segment. Outside the USA, vaccines sales were strong in all regions: Europe (up 13% to £606 million), Emerging Markets (up 31% to £276 million) and Asia-Pacific/Japan (up 23% to £99 million). Overall vaccine performance also included a strong contribution from Cervarix, sales of which more than doubled to £121 million in the first half.
Relenza sales were £282 million (2008: £32 million) in the first half reflecting several significant orders from governments across the world for pandemic stock-piling. Other strong pharmaceutical sales performances included Valtrex (up 6% to £723 million), Ventolin (up 23% to £228 million), Lovaza (up 36% to £210 million) and Veramyst (sales more than doubled to £78 million).
Sales of HIV products fell 9% to £801 million as a result of competition to older products, Combivir (down 17% to £214 million) and Trizivir (down 19% to £104 million). GSK’s newer medicines Epzicom/Kivexa grew 8% to £266 million.
Product sales significantly impacted by generic competition in the USA in the first half included: Lamictal (down 67% to £247 million), Imigran/Imitrex (down 67% to £132 million) and Requip (down 43% to £101 million).
Sales of Wellbutrin were £94 million, down 67%, reflecting both generic competition in the USA and the sale in May 2009 of the commercial rights to Wellbutrin XL in the USA to Biovail International Laboratories for $510 million (£340 million).
Total Consumer Healthcare sales grew 7% to £2.3 billion in the first half with growth across all regions: Europe up 3% to £940 million, Rest of World up 12% to £859 million and the USA up 5% to £512 million.
Oral healthcare sales rose 6% to £734 million with Sensodyne up 10% to £225 million and Aquafresh franchise sales flat at £249 million. Sales of dry mouth treatment Biotene, acquired in Q4 2008, were £12 million in the first half. Nutritionals sales were up 1% to £437 million, with continued strong growth from Horlicks (up 18% to £136 million) helping offset a decline in sales of Lucozade (down 7% to £186 million) which continued to be impacted by lower sales in the ‘impulse segment’ of the market. OTC product sales grew 9% to £1,140 million. The launch of anti-obesity treatment alli throughout Europe started during the second quarter, helping to more than double the product’s global sales to £114 million in the first half of the year. Other strong OTC performances included smoking cessation products (up 12% to £170 million) and the Panadol franchise (up 7% to £193 million).
Issued: Wednesday, 22nd July 2009, London, U.K.

Press Release
Operating profit and earnings per share commentary — H1 2009
Results before major restructuring
Operating profit before major restructuring for H1 2009 was £4,357 million, an 18% decline in CER terms.
Cost of sales increased to 24.2% of turnover (H1 2008: 23.1%), principally reflecting the impact of generic competition to higher margin products in the USA.
SG&A costs as a percentage of turnover increased by 2.1 percentage points to 32.2% compared with H1 2008. This reflected investment in growth markets, increased legal costs and exchange losses on inter-company transactions, partially offset by the benefits of the current restructuring programme. Excluding legal costs of £136 million and exchange losses of £106 million, SG&A costs were 30.4% of turnover (H1 2008: 29.8%). The company now expects SG&A costs, excluding legal charges to be around 29% of turnover in 2009 (2008: 27.7%).
R&D expenditure at 14.8% (H1 2008: 13.7%) of total turnover was impacted by £149 million of intangible asset write-offs. Excluding these write-offs, R&D expenditure would have been 13.7% of turnover.
In the half year, gains from asset disposals were £347 million (H1 2008: £223 million), costs for legal matters were £136 million (H1 2008: £36 million) and there was a charge of £5 million for the fair value movements on financial instruments (H1 2008: £32 million income).
Other operating income in the first half was £459 million including asset disposals of £347 million, primarily reflecting the disposal of Wellbutrin XL, and royalty income of £126 million (H1 2008: £130 million), partially offset by equity investment impairment and fair value movements on financial instruments. In addition, profit on disposal of interests in associates was £115 million as 5.7 million Quest shares were sold in the first quarter.
EPS before major restructuring of 57.3p decreased 16% in CER terms (an 8% increase in sterling terms) compared with H1 2008. The favourable currency impact of 24 percentage points reflected the weakness of Sterling against most major currencies compared with last year.
The current restructuring programme has achieved annualised cost savings of £900 million and remains on track to deliver cumulative annual savings of £1.7 billion by the end of 2011.
Total results after restructuring
Operating profit after restructuring for H1 2009 was £3,907 million, down 23% CER and flat in sterling terms compared with H1 2008. This included £450 million of restructuring charges (H1 2008: £272 million); £214 million was charged to cost of sales (H1 2008: £198 million), £136 million to SG&A (H1 2008: £56 million) and £100 million to R&D (H1 2008: £18 million). EPS after restructuring of 50.6p decreased 21% CER but increased 3% in sterling terms compared with H1 2008.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Income statement
Six months ended 30th June 2009

	Results				Results
	before major		Major		before major	Major
	restructuring		restructuring	Total	restructuring	restructuring	Total
	H1 2009		H1 2009	H1 2009	H1 2008	H1 2008	H1 2008
	£m	CER%	£m	£m	£m	£m	£m

TURNOVER	13,516	(3)		13,516	11,560		11,560

Cost of sales	(3,265)	9	(214)	(3,479)	(2,674)	(198)	(2,872)

Gross profit	10,251	(7)	(214)	10,037	8,886	(198)	8,688

Selling, general and administration	(4,356)	1	(136)	(4,492)	(3,485)	(56)	(3,541)
Research and development	(1,997)	7	(100)	(2,097)	(1,582)	(18)	(1,600)
Other operating income	459			459	355		355

OPERATING PROFIT	4,357	(18)	(450)	3,907	4,174	(272)	3,902

Finance income	46			46	178		178
Finance costs	(368)		(3)	(371)	(382)	(2)	(384)
Profit on disposal of interest in associate	115			115	—		—
Share of after tax profits of associates and joint ventures	31			31	14		14

PROFIT BEFORE TAXATION	4,181	(18)	(453)	3,728	3,984	(274)	3,710

Taxation	(1,212)		114	(1,098)	(1,140)	69	(1,071)
Tax rate %	29.0%			29.5%	28.6%		28.9%

PROFIT AFTER TAXATION FOR THE PERIOD	2,969	(19)	(339)	2,630	2,844	(205)	2,639

Profit attributable to minority interests	64			64	46		46
Profit attributable to shareholders	2,905		(339)	2,566	2,798	(205)	2,593

	2,969		(339)	2,630	2,844	(205)	2,639

EARNINGS PER SHARE	57.3p	(16)		50.6p	52.9p		49.0p

Diluted earnings per share	56.9p			50.3p	52.5p		48.7p

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Pharmaceuticals turnover
Six months ended 30th June 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	3,469	4	1,669	2	1,096	—	704	13
Avamys/Veramyst	78	>100	38	12	25	>100	15	>100
Flixonase/Flonase	108	(23)	18	(62)	24	(24)	66	11
Flixotide/Flovent	384	(3)	196	3	91	(3)	97	(11)
Seretide/Advair	2,459	4	1,301	1	795	2	363	27
Serevent	121	(23)	37	(15)	60	(20)	24	(38)
Ventolin	228	23	70	>100	73	—	85	(4)
Zyrtec	35	32	—	—	—	—	35	32

Anti-virals	2,068	11	984	6	576	21	508	10
HIV	801	(9)	359	(8)	325	(12)	117	(6)
Agenerase, Lexiva	91	(1)	50	6	33	(10)	8	—
Combivir	214	(17)	97	(15)	78	(21)	39	(11)
Epivir	65	(22)	24	(18)	26	(27)	15	(19)
Epzicom/Kivexa	266	8	108	3	121	5	37	41
Trizivir	104	(19)	55	(18)	44	(21)	5	(17)
Ziagen	52	(18)	25	(10)	18	(16)	9	(36)

Valtrex	723	6	548	12	81	(1)	94	(16)

Relenza	282	>100	30	>100	135	>100	117	>100
Zeffix	108	(9)	9	(14)	15	—	84	(10)

Central Nervous System	948	(53)	358	(76)	289	(5)	301	1
Imigran/Imitrex	132	(67)	61	(81)	48	(9)	23	—
Lamictal	247	(67)	131	(81)	77	(3)	39	(3)
Requip	101	(43)	14	(87)	67	—	20	14
Requip XL	52	>100	13	—	39	>100	—	—
Seroxat/Paxil	264	(17)	27	(51)	55	(17)	182	(6)
Treximet	26	>100	26	>100	—	—	—	—
Wellbutrin, Wellbutrin XL	94	(67)	74	(73)	13	83	7	—

Cardiovascular and urogenital	1,131	8	704	10	286	2	141	14
Arixtra	120	34	66	43	45	26	9	20
Avodart	256	16	156	13	73	14	27	47
Coreg, Coreg CR	102	(16)	101	(15)	—	—	1	(100)
Fraxiparine	113	(8)	—	—	86	(13)	27	9
Levitra	38	7	36	4	2	100	—	—
Lovaza	210	36	209	36	—	—	1	—
Vesicare	50	27	50	27	—	—	—	—
Volibris	6	—	—	—	6	—	—	—

Metabolic	597	(14)	299	(17)	139	(16)	159	(6)
Avandia products	395	(17)	219	(19)	89	(24)	87	(3)
Avandia	242	(21)	145	(24)	36	(24)	61	(13)
Avandamet	133	(11)	60	(6)	50	(25)	23	27
Bonviva/Boniva	128	(3)	79	(13)	44	12	5	67

Anti-bacterials	807	1	93	(17)	335	(5)	379	12
Augmentin	332	1	27	(16)	145	(5)	160	11

Oncology and emesis	310	10	158	3	101	14	51	22
Hycamtin	86	6	50	6	30	13	6	(17)
Promacta	5	—	5	—	—	—	—	—
Tyverb/Tykerb	75	54	28	—	35	100	12	>100
Zofran	62	(12)	11	14	28	(25)	23	—

Vaccines	1,381	16	315	2	606	13	460	31
Boostrix	65	71	32	71	18	25	15	>100
Cervarix	121	>100	—	—	102	>100	19	>100
Fluarix, FluLaval	20	>100	3	—	—	—	17	>100
Flu Pre-Pandemic	36	(21)	25	—	10	(74)	1	—
Hepatitis	344	(7)	139	(12)	133	(7)	72	5
Infanrix, Pediarix	329	(13)	77	(42)	200	(1)	52	4
Rotarix	128	71	37	—	25	21	66	28
Synflorix	12	—	—	—	10	—	2	—

Other	494	(14)	7	80	158	(3)	329	(20)

	11,205	(5)	4,587	(19)	3,586	4	3,032	8

Pharmaceutical turnover includes co-promotion income.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Consumer Healthcare turnover
Six months ended 30th June 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	1,140	9	363	2	341	14	436	11
Alli	114	>100	54	60	59	—	1	(50)
Breathe Right	47	9	24	(5)	12	10	11	50
Cold sore franchise	43	(8)	18	(13)	19	(5)	6	—
Nicotene replacement therapy	170	12	126	12	32	7	12	33
Panadol	193	7	—	—	40	—	153	9
Tums	55	—	49	—	—	—	6	—

Oral healthcare	734	6	149	12	374	3	211	10
Aquafresh franchise	249	—	48	(5)	144	(2)	57	7
Biotene	12	—	10	—	1	—	1	—
Denture care	164	7	39	—	60	4	65	15
Sensodyne franchise	225	10	49	23	97	5	79	12

Nutritional healthcare	437	1	—	—	225	(9)	212	18
Horlicks	136	18	—	—	9	(18)	127	23
Lucozade	186	(7)	—	—	157	(10)	29	14
Ribena	82	(4)	—	—	58	(7)	24	5

	2,311	7	512	5	940	3	859	12

Statement of comprehensive income

	H1 2009	H1 2008
	£m	£m
Profit for the period	2,630	2,639

Exchange movements on overseas net assets	(599)	189
Tax on exchange movements	—	(7)
Fair value movements on available-for-sale investments	(9)	(119)
Deferred tax on fair value movements on available-for-sale investments	(8)	13
Actuarial losses on defined benefit plans	(920)	(507)
Deferred tax on actuarial movements in defined benefit plans	249	151
Fair value movements on cash flow hedges	(6)	(4)
Deferred tax on fair value movements on cash flow hedges	2	2

Other comprehensive income for the period	(1,291)	(282)

Total comprehensive income for the period	1,339	2,357

Total comprehensive income for the period attributable to:
Shareholders	1,321	2,330
Minority interests	18	27

	1,339	2,357

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Balance sheet

	30th June	30th June	31st December
	2009	2008	2008
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	8,875	8,092	9,678
Goodwill	2,015	1,618	2,101
Other intangible assets	5,787	4,658	5,869
Investments in associates and joint ventures	448	346	552
Other investments	463	382	478
Deferred tax assets	2,570	2,210	2,760
Derivative financial instruments	61	42	107
Other non-current assets	493	495	579

Total non-current assets	20,712	17,843	22,124

Current assets
Inventories	3,910	3,525	4,056
Current tax recoverable	55	49	76
Trade and other receivables	5,363	5,392	6,265
Derivative financial instruments	283	329	856
Liquid investments	290	393	391
Cash and cash equivalents	5,346	4,988	5,623
Assets held for sale	2	3	2

Total current assets	15,249	14,679	17,269

TOTAL ASSETS	35,961	32,522	39,393

LIABILITIES
Current liabilities
Short-term borrowings	(1,185)	(1,157)	(956)
Trade and other payables	(5,161)	(5,312)	(6,075)
Derivative financial instruments	(400)	(137)	(752)
Current tax payable	(875)	(841)	(780)
Short-term provisions	(1,413)	(819)	(1,454)

Total current liabilities	(9,034)	(8,266)	(10,017)

Non-current liabilities
Long-term borrowings	(13,067)	(12,566)	(15,231)
Deferred tax liabilities	(497)	(762)	(714)
Pensions and other post-employment benefits	(3,664)	(1,756)	(3,039)
Other provisions	(1,276)	(1,100)	(1,645)
Derivative financial instruments	—	(2)	(2)
Other non-current liabilities	(392)	(363)	(427)

Total non-current liabilities	(18,896)	(16,549)	(21,058)

TOTAL LIABILITIES	(27,930)	(24,815)	(31,075)

NET ASSETS	8,031	7,707	8,318

EQUITY
Share capital	1,416	1,440	1,415
Share premium account	1,341	1,302	1,326
Retained earnings	4,257	4,255	4,622
Other reserves	703	441	568

Shareholders’ equity	7,717	7,438	7,931

Minority interests	314	269	387

TOTAL EQUITY	8,031	7,707	8,318

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Cash flow statement
Six months ended 30th June 2009

	H1 2009	H1 2008	2008
	£m	£m	£m
Profit after tax	2,630	2,639	4,712
Tax on profits	1,098	1,071	1,947
Share of after tax profits of associates and joint ventures	(31)	(14)	(48)
Profit on disposal of interest in associates	(115)	—	—
Net finance expense	325	206	530
Depreciation and other non-cash items	767	598	1,437
Decrease/(increase) in working capital	228	(13)	69
(Decrease)/increase in other net liabilities	(488)	(274)	408

Cash generated from operations	4,414	4,213	9,055

Taxation paid	(915)	(1,039)	(1,850)

Net cash inflow from operating activities	3,499	3,174	7,205

Cash flow from investing activities
Purchase of property, plant and equipment	(655)	(599)	(1,437)
Proceeds from sale of property, plant and equipment	12	8	20
Purchase of intangible assets	(195)	(182)	(632)
Proceeds from sale of intangible assets	353	—	171
Purchase of equity investments	(44)	(17)	(87)
Proceeds from sale of equity investments	2	16	42
Purchase of businesses, net of cash acquired	(673)	(324)	(454)
Investment in associates and joint ventures	(7)	(7)	(9)
Decrease in liquid investments	58	779	905
Proceeds from disposal of interest in associates	178	—	—
Interest received	59	179	320
Dividends from associates and joint ventures	8	4	12

Net cash outflow from investing activities	(904)	(143)	(1,149)

Cash flow from financing activities
Proceeds from own shares for employee share options	3	6	9
Shares acquired by ESOP Trusts	(48)	(3)	(19)
Issue of share capital	16	37	62
Purchase of own shares for cancellation	—	(2,376)	(3,706)
Increase in long-term loans	—	5,215	5,523
Net repayment of short-term loans	(471)	(2,382)	(3,059)
Net repayment of obligations under finance leases	(23)	(22)	(48)
Interest paid	(385)	(283)	(730)
Dividends paid to shareholders	(1,586)	(1,567)	(2,929)
Dividends paid to minority interests	(91)	(65)	(79)
Other financing items	(208)	15	68

Net cash outflow from financing activities	(2,793)	(1,425)	(4,908)

(Decrease)/increase in cash and bank overdrafts in the period	(198)	1,606	1,148

Exchange adjustments	(240)	12	1,103
Cash and bank overdrafts at beginning of period	5,472	3,221	3,221

Cash and bank overdrafts at end of period	5,034	4,839	5,472

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	5,346	4,988	5,623
Overdrafts	(312)	(149)	(151)

	5,034	4,839	5,472

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Statement of changes in equity

	Share	Share	Retained	Other	Minority	Total
	capital	premium	earnings	reserves	interests	equity
	£m	£m	£m	£m	£m	£m
At 1st January 2009	1,415	1,326	4,622	568	387	8,318

Total comprehensive income for the period			1,341	(20)	18	1,339
Distributions to minority shareholders					(81)	(81)
Changes in minority shareholders					(10)	(10)
Dividends to shareholders			(1,589)			(1,589)
Shares issued	1	15				16
Consideration received for shares transferred by ESOP Trusts				3		3
Shares acquired by ESOP Trusts				(48)		(48)
Write-down on shares held by ESOP Trusts			(200)	200		—
Share-based incentive plans			83			83

At 30th June 2009	1,416	1,341	4,257	703	314	8,031

At 1st January 2008	1,503	1,266	6,475	359	307	9,910

Total comprehensive income for the period			2,433	(103)	27	2,357
Distributions to minority shareholders					(65)	(65)
Dividends to shareholders			(1,567)			(1,567)
Shares issued	1	36				37
Shares purchased for cancellation	(64)		(3,079)	64		(3,079)
Consideration received for shares transferred by ESOP Trusts				6		6
Shares acquired by ESOP Trusts				(3)		(3)
Write-down on shares held by ESOP Trusts			(118)	118		—
Share-based incentive plans			113			113
Tax on share-based incentive plans			(2)			(2)

At 30th June 2008	1,440	1,302	4,255	441	269	7,707

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Segmental information
GSK has implemented IFRS 8 ‘Operating segments’ with effect from 1st January 2009 and this has resulted in a change to the segmental information reported by GSK. Comparative information has been presented on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the US, Europe, Emerging Markets and Asia Pacific/Japan regional pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Unallocated pharmaceuticals costs include costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and unallocated profits on asset disposals.
Turnover by segment

		Q2 2008
	Q2 2009	(restated)
	£m	£m	CER%
US pharmaceuticals	2,304	2,129	(15)
Europe pharmaceuticals	1,746	1,598	1
Emerging Markets pharmaceuticals	720	563	14
Asia Pacific/Japan pharmaceuticals	609	464	6
Other trading pharmaceuticals	203	169	6

Pharmaceuticals turnover	5,582	4,923	(4)
Consumer Healthcare turnover	1,165	951	9

	6,747	5,874	(2)

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Operating profit by segment
Operating profit growth for the quarter in some segments has been impacted by asset disposal profits, principally the disposal of Wellbutrin XL in Q2 2009 and the disposal of four products to Aspen in Q2 2008. Accordingly the table below also shows operating profit change excluding asset sale profits.

				Excluding
		Q2 2008		asset sale
	Q2 2009	(restated)		profits
	£m	£m	CER%	CER%
US pharmaceuticals	1,901	1,404	4	(14)
Europe pharmaceuticals	993	968	(6)	1
Emerging Markets pharmaceuticals	231	253	(14)	7
Asia Pacific/Japan pharmaceuticals	319	296	(17)	(4)
Other trading pharmaceuticals	112	89	11
Pharmaceuticals R&D	(775)	(673)	1
Other unallocated pharmaceuticals costs	(386)	(181)	34

Pharmaceuticals operating profit	2,395	2,156	(7)	(12)
Consumer Healthcare operating profit	210	176	6	6

Segment operating profit	2,605	2,332	(6)
Corporate and other unallocated costs and disposal profits	(224)	(206)

Operating profit before major restructuring	2,381	2,126	(6)
Major restructuring	(186)	(187)

Total operating profit	2,195	1,939

Finance income	18	96
Finance costs	(168)	(214)
Share of after tax profits of associates and joint ventures	17	15

Profit before taxation	2,062	1,836

US pharmaceuticals turnover declined 15% which was only partly mitigated by significant reductions in operating costs. Consequently operating profit excluding asset sale profits declined by 14%. Operating profit grew 4% overall reflecting the disposal of rights to Wellbutrin XL in the quarter.
Europe, Emerging Markets and Asia Pacific pharmaceutical operating profits were impacted by an adverse comparison to last year where the 2008 profits included the disposal of products to Aspen.
Excluding asset sale profits operating profit grew by 1% in Europe (in line with turnover growth) and by 7% in Emerging Markets on a turnover increase of 14% reflecting increased SG&A investment to grow the business.
Japan and Asia Pacific profit declined 4% after excluding asset sale profits reflecting increased SG&A investment to support new products, and was also adversely impacted by a one-off pension gain recorded last year.
Pharmaceuticals R&D costs were broadly in line with Q2 2008.
Other unallocated pharmaceuticals costs increased in 2009 principally due to higher exchange losses of £95 million (Q2 2008: £3 million) and higher centrally held manufacturing costs.
Consumer Healthcare operating profit increased 6% on a turnover increase of 9% reflecting increased SG&A investment to grow the business.
Corporate and other unallocated costs reflected higher legal costs, partly offset by lower charges from fair value movements on financial instruments and other cost savings.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Turnover by segment

		H1 2008
	H1 2009	(restated)
	£m	£m	CER%
US pharmaceuticals	4,587	4,267	(19)
Europe pharmaceuticals	3,586	3,094	4
Emerging Markets pharmaceuticals	1,381	1,032	16
Asia Pacific/Japan pharmaceuticals	1,248	884	9
Other trading pharmaceuticals	403	413	(15)

Pharmaceuticals turnover	11,205	9,690	(5)
Consumer Healthcare turnover	2,311	1,870	7

	13,516	11,560	(3)

Operating profit by segment
Operating profit growth for the half year in some segments has been impacted by asset disposal profits, principally the disposal of Wellbutrin XL in H1 2009 and the disposal of four products to Aspen in H1 2008. Accordingly the table below also shows operating profit change excluding asset sale profits.

				Excluding
		H1 2008		asset sale
	H1 2009	(restated)		profits
	£m	£m	CER%	CER%
US pharmaceuticals	3,395	2,862	(12)	(20)
Europe pharmaceuticals	2,050	1,799	1	5
Emerging Markets pharmaceuticals	459	416	(5)	8
Asia Pacific/Japan pharmaceuticals	665	508	(5)	3
Other trading pharmaceuticals	225	250	(22)
Pharmaceuticals R&D	(1,676)	(1,309)	9
Other unallocated pharmaceuticals costs	(678)	(365)	38

Pharmaceuticals operating profit	4,440	4,161	(16)	(25)
Consumer Healthcare operating profit	399	335	3	3

Segment operating profit	4,839	4,496	(15)
Corporate and other unallocated costs and disposal profits	(482)	(322)

Operating profit before major restructuring	4,357	4,174	(18)
Major restructuring	(450)	(272)

Total operating profit	3,907	3,902

Finance income	46	178
Finance costs	(371)	(384)
Profit on disposal of interest in associate	115	—
Share of after tax profits of associates and joint ventures	31	14

Profit before taxation	3,728	3,710

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
US pharmaceuticals turnover declined 19% which was only partly mitigated by significant reductions in operating costs. Consequently operating profit excluding asset sale profits declined by 20%. Operating profit decreased by 12% overall reflecting the benefit of higher asset sale profits this year.
Europe, Emerging Markets and Asia Pacific pharmaceutical operating profits were impacted by an adverse comparison to last year where the 2008 profits included the disposal of products to Aspen.
Excluding asset sale profits operating profit grew by 5% in Europe (slightly above turnover growth) and by 8% in Emerging Markets on a turnover increase of 16% reflecting increased SG&A investment to grow the business.
Japan and Asia Pacific profit increased 3% after excluding asset sale profits and was also adversely impacted by a one-off pension gain recorded last year.
Pharmaceuticals R&D costs increased primarily due to higher intangible asset write-offs. Costs excluding intangible asset write-offs of £149 million were flat in CER terms.
Other unallocated pharmaceuticals costs increased in 2009 principally due to higher exchange losses of £106 million (H1 2008: £4 million) and higher centrally held manufacturing costs.
Consumer Healthcare turnover increased 7% but operating profits only increased by 3% reflecting increased SG&A investment to grow the business.
Corporate and other unallocated costs increased due to higher legal costs and pension charges in H1 2009.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceeding’ note in the Annual Report 2008.
At 30th June 2009, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 28) was £1.7 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the Annual Report 2008 are as follows:
Updates on matters previously reported in the Q1 Results Announcement
In the Wellbutrin XL action filed in the US District Court for the Eastern District of Pennsylvania against Biovail and GSK alleging unlawful monopolisation and other antitrust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions, GSK’s motion to dismiss the complaint of the purported class of direct purchasers was denied. Accordingly, the case will proceed to discovery. In the same matter, the purported class of indirect purchasers has filed an amended complaint, which has resulted in a decision by GSK to withdraw its pending motion to dismiss the indirect purchaser’s original complaint.
With respect to the purported direct and indirect purchaser class actions relating to Flonase, the Group’s motion to dismiss the complaints was granted without prejudice on 15th April 2009 by the US District Court for the Eastern District of Pennsylvania. On 17th April 2009, Roxane Laboratories, Inc. filed suit against the Group in the US District Court for the Eastern District of Pennsylvania, alleging anticompetitive conduct by the Group in filing certain citizen petitions that are alleged to have delayed Roxane’s entry into the market for Flonase. The Group is currently collecting information about the allegations included in this complaint.
Matters with significant developments since the date of the Q1 Results Announcement
GSK’s Irish patent to the Seretide combination was found invalid for obviousness in a decision of the Irish Commercial Court of 26th June 2009 following a revocation action by Ivax. GSK intends to appeal. The decision relates solely to the Irish combination patent for Seretide and is not binding in any other jurisdiction.
A hearing date of 23rd February 2010 has been set in the Federal Patent Court in Munich, Germany for the three patent revocation actions brought against GSK’s German patent to the Seretide combination by Mylan, Hexal and Neolab.
Sandoz and Neolab have brought a revocation action on 14th July 2009 against the Dutch Seretide combination patents. A hearing date of 19th February 2010 has been set by the District Court of the Hague. The Company is in process of evaluating the merits of this claim.
With respect to the Group’s action against Mutual Pharmaceuticals relating to Coreg CR, the Group’s motion to dismiss was granted in April 2009 by the US District Court for the Eastern District of Pennsylvania. Mutual cannot obtain final approval to market its generic product until 20th April 2010 based upon data exclusivity granted by the FDA for the product.
In March 2009, the Group received para IV certifications from ANDA applicants, Teva Pharmaceuticals USA, Par Pharmaceutical, Inc., and Apotex Inc., alleging that two patents covering Lovaza are invalid, unenforceable, or not infringed. The patents expire in 2013 and 2017. The Group is an exclusive licensee under these patents. Pronova BioPharma Norge A/S is the owner of the patents. Pronova filed suit under these patents in April 2009 in the US District Court for the District of Delaware. Based upon this suit, a stay against FDA approval will be in effect until the earlier of an adverse decision in the case or May 2012
In May 2009, Bayer Healthcare notified GSK that it had received a para IV certification for Levitra from Teva Pharmaceuticals, Inc. GSK is Bayer’s co-promotion partner for Levitra and is not a defendant in this proceeding. The certification alleges that the patent covering the active ingredient in Levitra, which expires in 2018, is invalid, unenforceable or not infringed. In July 2009, Bayer brought suit against Teva in the US District Court for the District of Delaware. A stay against FDA approval will be in effect until the earlier of November 2011, or a decision adverse to Bayer in the patent infringement litigation.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
In July 2009, Apotex, Inc. filed a suit against the Group in the US District Court for the Middle District of North Carolina seeking a declaration that its generic drug valacyclovir did not infringe two patents listed in the Orange Book for Valtrex, or alternatively that the patents were invalid or unenforceable. Apotex did not challenge the basic composition of matter patent for Valtrex, which expires in December 2009. Apotex had filed a para IV certification as to these patents in 2008, and GSK did not sue Apotex at that time. GSK is evaluating the complaint.
A trial date of 15th April 2010 has been set by the court for the US District Court for the Eastern District of Pennsylvania for the remaining patent infringement case brought by the Group against Apotex with respect to the Group’s patent on paroxetine hydrochloride hemihydrate and the antitrust counterclaim in turn asserted by Apotex against the Group.
Developments with respect to tax matters are described in ‘Taxation’ below.
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2008. There have been no material changes to tax matters since the publication of the Annual Report.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Additional information

	Paid/	Pence per
Dividends	payable	share	£m
2009
First interim	9th July 2009	14	700
Second interim	8th October 2009	14	710

2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	679
Third interim	8th January 2009	14	730
Fourth interim	9th April 2009	17	859

		57	2,951

Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Weighted average number of shares

	Q2 2009	Q2 2008
	millions	millions
Weighted average number of shares — basic	5,069	5,234
Dilutive effect of share options and share awards	38	38

Weighted average number of shares — diluted	5,107	5,272

	H1 2009	H1 2008	2008
	millions	millions	millions
Weighted average number of shares — basic	5,067	5,294	5,195
Dilutive effect of share options and share awards	39	31	31

Weighted average number of shares — diluted	5,106	5,325	5,226

Net assets
The book value of net assets decreased by £287 million from £8,318 million at 31st December 2008 to £8,031 million at 30th June 2009. This reflects the dividend payment and an increase in the pension deficit partially offset by a decrease in net debt arising from exchange movements. The increase in the pension deficit arose predominantly from an increase in the estimated long-term UK inflation rate, a reduction in asset values and by a decrease in the rate used to discount UK pension liabilities from 6.20% to 6.0%. At 30th June 2009, the net deficit on the Group’s pension plans was £2,517 million compared with £1,697 million at 31st December 2008.
The carrying value of investments in associates and joint ventures at 30th June 2009 was £448 million, with a market value of £1,134 million.
At 30th June 2009, the ESOP Trusts held 119.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,289 million has been deducted from other reserves. The market value of these shares was £1,279 million.
GSK did not purchase any shares for cancellation in the period. At 30th June, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.
Capital expenditure
In the period to 30th June 2009 there were additions to property, plant and equipment of £639 million (H1 2008: £567 million) and additions to intangible assets of £147 million (H1 2008: £182 million).
In the period to 30th June 2009 there were disposals of property, plant and equipment with a book value of £21 million (H1 2008: £20 million) and disposals of intangible assets with a book value of £nil (H1 2008: £nil).
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Reconciliation of cash flow to movements in net debt

	H1 2009	H1 2008	2008
	£m	£m	£m
Net debt at beginning of the period	(10,173)	(6,039)	(6,039)

(Decrease)/increase in cash and bank overdrafts	(198)	1,606	1,148
Cash inflow from liquid investments	(58)	(779)	(905)
Net increase in long-term loans	—	(5,215)	(5,523)
Net repayment of short-term loans	471	2,382	3,059
Net repayment of obligations under finance leases	23	22	48
Exchange adjustments	1,337	(301)	(1,918)
Other non-cash movements	(18)	(18)	(43)

Decrease/(increase) in net debt	1,557	(2,303)	(4,134)

Net debt at end of the period	(8,616)	(8,342)	(10,173)

Business acquisitions and disposals
On 7th January 2009, the Group acquired all of the share capital of Genelabs Technologies Inc, a California biotechnology company with a strong and focused portfolio in hepatitis C vaccines. The purchase price of £41 million included £12 million of cash and cash equivalents, with the remainder represented by preliminary net asset valuations of £29 million.
On 30th January 2009, the Group acquired all of the share capital of Bristol Myers Squibb Pakistan (Private) Limited and certain associated trademarks for a cash consideration of £23 million. As a result, the Group has acquired a portfolio of over 30 well-established pharmaceutical brands, many of which occupy leading market positions in key therapeutic disease areas in Pakistan. The purchase price of £23 million was represented by provisional valuations of intangible assets of £8 million, goodwill of £10 million and other net assets of £5 million.
On 31st March 2009, the Group acquired from UCB S.A. its marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America which includes several leading pharmaceutical brands in a number of disease areas. The purchase price of £477 million included £5 million of net cash, £445 million of intangible assets, £87 million of goodwill and £60 million of other liabilities. Since the end of Q1 2009, we have completed further country acquisitions which formed part of the original transaction. These are provisional valuations and may change in the future.
On 21st April 2009, the Group acquired all of the share capital of AZ Tika, a wholly owned subsidiary of Astra Zeneca plc for a cash consideration of £146 million. As a result, the Group has acquired a number of leading over-the-counter products, predominantly sold in Sweden, including Alvedon, the country’s leading analgesic treatment. The purchase price of £146 million was represented by provisional valuations of intangible assets of £109 million, goodwill of £50 million and other net liabilities of £13 million.
During the second quarter, the Group announced an agreement to acquire Stiefel Laboratories Inc., the world’s largest private dermatological company for consideration of up to $3.6 billion. The transaction is expected to be completed during Q3 2009. In addition, the Group also announced an agreement to create a new specialist HIV business with Pfizer focusing on research, development and commercialisation of HIV medicines. The Group will initially hold an 85% equity interest in the new company and Pfizer will hold 15%. The transaction is expected to be completed during Q4 2009.
Further agreements were signed to extend our partnership with Aspen Pharmacare Holdings Limited and to commit to establish a joint venture in China with Shenzhen Neptunus, to develop influenza vaccines.
Subsequent to 30th June, the Group announced that it had acquired the branded generics business of BMS in various Middle East and North African countries.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the company’s Annual Report 2008. In March 2009, 5,749,157 shares in the Group’s associate, Quest Diagnostics Inc. were sold for a cash consideration of £178 million, the majority of the shares being sold direct to Quest Diagnostics Inc. with the remainder being sold in the market.
Apart from the above, there were no material transactions with any of the Group’s joint ventures and associates in the period. There were no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 30th June 2009 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

					31st December
	Q2 2009	Q2 2008	H1 2009	H1 2008	2008
Average rates:
£/US$	1.56	1.99	1.50	1.99	1.85
£/Euro	1.13	1.28	1.11	1.30	1.26
£/Yen	150	208	143	209	192

Period end rates:
£/US$	1.65	1.99	1.65	1.99	1.44
£/Euro	1.17	1.26	1.17	1.26	1.04
£/Yen	159	211	159	211	131
During Q2 and H1, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same period in 2008. Period end Sterling exchange rates were also weaker against all three currencies and the Yen, compared with those at 30th June 2008.
Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below in the ‘Risk Factors’ section of the ‘Business Review’ of the Annual Report 2008.
Risk that R&D will not deliver commercially successful new products
Risk of unplanned loss of patents
Risk of substantial adverse outcome of litigation and government investigations
Risks of competition, price controls and limitations on sales
Regulatory controls
Risk of interruption of product supply
Risk from concentration of sales to wholesalers
Reliance on information technology
Global political and economic conditions
Taxation
Disruption from pandemic influenza
Environmental liabilities
Accounting standards
Human resources
Failure of third party providers
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and six months ended 30th June 2009 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2008, except that GSK has implemented IAS 1 (Revised) ‘Presentation of financial statements’, IAS 23 (Revised) ‘Borrowing costs’ and IFRS 8 ‘Operating segments’ with effect from 1st January 2009. The implementation of IFRS 8 has resulted in a change to the segmental information reported by GSK, as described in ‘Segmental information’ on page 23. Comparative information has been presented on a consistent basis.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2008 has been derived from the full Group accounts published in the Annual Report 2008, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Directors’ responsibility statement
The Board of Directors approved this document on 22nd July 2009. The directors confirm that to the best of their knowledge this unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The directors of GlaxoSmithKline plc are as listed in the company’s Annual Report 2008, with the exception that Sir Ian Prosser and Dr Ronaldo Schmitz retired from, and James Murdoch was appointed to the Board of Directors on 20th May 2009.
By order of the Board

Andrew Witty	Julian Heslop
Chief Executive Officer	Chief Financial Officer
22nd July 2009
Investor information
Financial calendar
The company will announce third quarter 2009 results in October 2009.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.
Contact information
Copies of this interim management report may be obtained from company’s registrars on 0871 384 2991 or by writing to, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.
Issued: Wednesday, 22nd July 2009, London, U.K.

PRESS RELEASE
Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the Interim Management Report for the six months ended 30th June 2009, which comprises the income statement for the three and six months ended 30th June 2009, balance sheet, statement of comprehensive income, statement of changes in equity, cash flow statement and related notes (excluding the pharmaceuticals and vaccines pipeline table) for the six months ended 30th June 2009. We have read the other information contained in the Interim Management Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Interim Management Report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Management Report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Interim Management Report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Interim Management Report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Interim Management Report for the three and six months ended 30th June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
22nd July 2009
London
Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Issued: Wednesday, 22nd July 2009, London, U.K.